Exhibit 99.2


[ECI Telecom Ltd. Letterhead]

                                               April 1, 2002





Dear Colin:





            It is my pleasure to offer you the position of a "Non-Executive Director"on the Board of Directors of ECI Telecom Ltd, subject to the formal approval of the arrangement (detailed below) by the Company's Internal Audit Committee, its Board and its Shareholders, as required under Israeli corporate law. This letter shall serve to confirm the terms of your service as a Non-Executive Director. Should you accept this offer, your service will begin on April 1, 2002.

            The term of your position is for a two year-period (subject to your re-election by the Company's Shareholders at next year's Annual General Meeting). It is expected that the Company's Board will meet formally on a quarterly basis, as well as one day per month as needed. Additionally, your duties will include your participation in committees of the Board, by agreement. Additional services for the company will be remunerated at a rate to be agreed between us.

            You will be entitled to an annual fee of $60,000, of which $50,000 is to be paid in twelve monthly installments commencing in April 2002, and of which $10,000 is to be paid in the Company's ordinary shares to be issued on signature date of this letter of engagement or as soon as practicable after ("Signature date") [based on the closing price of the ordinary shares on that date, subject to applicable withholding tax]. The Company shall also grant you, on the date of signature of this letter agreement, an option to purchase 40,000 of the Company's ordinary shares, under the ECI Telecom Ltd. Key Employee Share Incentive Plan 1991, at an exercise price equal to their market value on the date of the grant. The options will vest over a period of


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two years, one-half on the first anniversary of April 1, 2002 and the balance on the second anniversary, Of course, the Company will reimburse you for the reasonable expenses you incur in the performance of your duties and to attend meetings including business class flight expenses..




            The Company and you will enter into the Company's director indemnification, confidential non-disclosure and non-compete agreements in the form agreed between us.

            We look forward to working with you. Kindly sign below and return this letter to me to indicate your agreement to the terms of this letter.


      Very truly yours,



      ECI Telecom Ltd


 /s/ David Ball
 ----------------------
By: David Ball, Chairman of the
Nominations Committee of the Board
of Directors






                                   ACCEPTANCE




            I accept this offer to serve as a Non-Executive Director on the Board of Directors of ECI Telecom Ltd. I understand that the terms of my appointment as a Director are subject to approval by the Company's Internal Audit Committee, Board of Directors and Shareholders. I hereby confirm and acknowledge that any ordinary shares in the Company that I acquire pursuant to the terms of the letter as set forth above are being acquired solely for my account and not as a nominee for any other party, or for investment, and that I will not offer, sell or otherwise dispose of any such ordinary shares except under circumstances that will not result in a violation of the U.S. Securities Act of 1933, as amended, or any securities laws of any other jurisdiction.

Accepted:

/s/ Colin Green
---------------------
Colin Green



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